DIREXION FUNDS
SERVICE CLASS
DISTRIBUTION PLAN

WHEREAS, the Direxion Funds (the “Trust”) is engaged in business as an open-end management investment company and is registered as such under the Investment Company Act of 1940, as amended (the “1940 Act”); and

WHEREAS, the Trust, on behalf of its one or more designated series presently existing or hereafter established (hereinafter referred to as “Portfolios”), desires to adopt a Service Class Distribution Plan pursuant to Rule l2b-1 under the 1940 Act and the Board of Trustees of the Trust has determined that there is a reasonable likelihood that adoption of this Distribution Plan will benefit the Trust and the Service Class shareholders; and

WHEREAS, the Trust employs a registered broker-dealer as distributor of the securities of which it is the issuer (“Distributor”);

NOW, THEREFORE, the Trust, with respect to its Portfolios’ Service Class shares, hereby adopts this Distribution Plan (the “Plan”) in accordance with Rule l2b-1 under the 1940 Act on the following terms and conditions:

1.     Payment of Fees.  The Trust is authorized to pay to the Distributor and/or other parties (which need not be registered broker-dealers) distribution and/or service fees for each Portfolio listed on Schedule A of this Plan, as such schedule may be amended from time to time, on an annualized basis, at such rates as shall be determined from time to time by the Board of Trustees up to the maximum rates set forth in Schedule A, as such schedule may be amended from time to time. Such fees shall be calculated and accrued daily and paid monthly or at such other intervals as shall be determined or ratified by the Board. The distribution and service fees shall be payable by the Trust on behalf of a Portfolio regardless of whether those fees exceed or are less than the actual expenses incurred by the Distributor and/or other applicable parties with respect to such Portfolio in a particular year.

2.     Distribution and Service Expenses.  The fee authorized by Paragraph 1 of this Plan shall be paid pursuant to an appropriate agreement in payment for any activities or expenses intended to result in the sale and/or retention of Trust shares, including, but not limited to, (a) compensation paid to registered representatives of the Distributor and to participating dealers or to any other persons that have entered into agreements with the Distributor, (b) salaries and other expenses of the Distributor or other party relating to selling or servicing efforts, (c) expenses of organizing and conducting sales seminars, printing of prospectuses, statements of additional information and reports for other than existing shareholders, (d) preparation and distribution of advertising materials and sales literature and other sales promotion expenses, and/or (e) ongoing services to shareholders which facilitate the continued retention of investors as shareholders of a Portfolio.

3.     Additional Compensation.  This Plan shall not be construed to prohibit or limit additional compensation derived from sales charges or other sources that may be paid to the Distributor pursuant to the aforementioned Distribution Agreement.

4.     Third Party Expenses.  Nothing in this Plan shall operate or be construed to limit the extent to which the Trust's investment adviser or any other person, other than the Trust, may incur costs and bear expenses associated with the distribution of Shares of beneficial interest in a Portfolio. The Trust’s investment adviser and other parties may from time to time make payments to third parties out of their advisory or other fee, including payments for fees for shareholder servicing and transfer agency functions. If such payments are deemed to be indirect financing of an activity primarily intended to result in the sale of shares issued by a Portfolio within the context of Rule 12b-1 under the 1940 Act, such payments shall be authorized by this Plan.

5.     Board Approval.  This Plan shall not take effect with respect to any Portfolio until it has been approved, together with any related agreements, by vote of a majority of both (a) the Board of Trustees and (b) those members of the Board who are not “interested persons” of the Trust, as defined in the 1940 Act, and have no direct or indirect financial interest in the operation of this Plan or any agreements related to it (the “Independent Trustees”), cast in person at a meeting or meetings called for the purpose of voting on this Plan and such related agreements.

6.     Renewal of Plan.  This Plan shall continue in full force and effect with respect to a Portfolio for successive periods of one year from its approval as set forth in Paragraphs 5 for so long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in Paragraph 5.

7.     Reports.  To the extent required by the reporting requirements of Rule 12b-1, the Distributor or other appropriate party shall provide to the Board of Trustees, and the Board shall review, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.

8.     Termination.  This Plan may be terminated with respect to a Portfolio at any time by vote of a majority of the Independent Trustees or by a vote of a majority of the outstanding voting securities of such Portfolio, voting separately from any other Portfolio of the Trust.

9.     Amendments.  Any change to the Plan that would materially increase the distribution costs to a Portfolio may not be instituted unless such amendment is approved in the manner provided for Board approval in Paragraph 5 hereof and approved by a vote of at least a majority of such Portfolio’s outstanding voting securities, as defined in the 1940 Act, voting separately from any other Portfolio of the Trust. Any other material change to the Plan may not be instituted unless such change is approved in the manner provided for initial approval in Paragraph 5 hereof.

10.     Fund Governance.  While this Plan is in effect, the Board of Trustees shall satisfy the fund governance standards as defined in Rule 0-1(a)(7) under the 1940 Act to the extent applicable.

11.     Records.  The Trust shall preserve copies of this Plan and any related agreements and all reports made pursuant to Paragraph 7 hereof for a period of not less than six years from the date of execution of this Plan, or of the agreements or of such reports, as the case may be, the first two years in an easily accessible place.

Last revised on November 10, 2006

DIREXION FUNDS
SERVICE CLASS
DISTRIBUTION PLAN

SCHEDULE A

The maximum annualized fee rate pursuant to Paragraph 1 of the Direxion Funds Service Class Distribution Plan shall be as follows:

Biotech Bull 2X Fund	Biotech Bear 2X Fund
Commodity Bull 2X Fund	Commodity Bear 2X Fund
Developed Markets Bull 2X Fund	Developed Markets Bear 2X Fund
Dollar Bull 2.5X Fund	Dollar Bear 2.5X Fund
Emerging Markets Bull 2X Fund	Emerging Markets Bear 2X Fund
Equity Income Bull 2.5X Fund	Equity Income Bear 2.5X Fund
Financial Bull 2X Fund	Financial Bear 2X Fund
Healthcare Bull 2X Fund	Healthcare Bear 2X Fund
Japan Bull 2X Fund	Japan Bear 2X Fund
Latin America Bull 2X Fund	Latin America Bear 2X Fund
Mid Cap Bull 2.5X Fund	Mid Cap Bear 2.5X Fund
NASDAQ-100® Bull 2.5X Fund	NASDAQ-100® Bear 2.5X Fund
Oil & Gas Bull 2X Fund	Oil & Gas Bear 2X Fund
Precious Metals Bull 2X Fund	Precious Metals Bear 2X Fund
Real Estate Bull 2X Fund	Real Estate Bear 2X Fund
S&P 500 Bull 2.5X Fund	S&P 500 Bear 2.5X Fund
Small Cap Bull 2.5X Fund	Small Cap Bear 2.5X Fund
Total Market Bull 2.5X Fund	Total Market Bear 2.5X Fun
10 Year Note Bull 2.5X Fund	10 Year Note Bear 2.5X Fund
HCM Freedom Fund	Evolution All-Cap Equity Fund
Spectrum Equity Opportunity Fund	Evolution Managed Bond Fund
Spectrum Global Perspective Fund
Spectrum High Yield Plus Fund

Up to 1.00% of the average daily net assets

Last revised November 10, 2006